Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of September 30, 2024 and December 31, 2023

and for the three and nine months ended

September 30, 2024 and 2023

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2024	2023	2024

(in thousands of EUR, except per share amounts)		(unaudited)		(unaudited)
Revenue	3.1	16,483	493,902	31,191	520,711
Cost of sales	3.2	(24,281)	(21,931)	(70,770)	(104,344)
Selling and distribution expenses	3.3	(940)	(1,564)	(3,172)	(3,521)
Research and development expenses	3.4	(27,245)	(49,979)	(82,363)	(108,896)
General and administrative expenses	3.5	(18,574)	(16,672)	(64,106)	(51,723)
Other operating income	3.6	917	1,637	4,365	6,792
Other operating expenses	6.2	(395)	(37,014)	(1,337)	(37,577)
Operating profit / (loss)		(54,036)	368,379	(186,193)	221,441
Finance income		5,959	2,334	13,390	8,637
Finance expenses		(598)	(141)	(678)	(636)
Profit / (Loss) before income tax		(48,675)	370,572	(173,481)	229,442
Income tax benefit/ (expense)	13	(6)	(32,529)	(33)	(34,496)
Net profit / (loss) for the period		(48,681)	338,043	(173,514)	194,947
Other comprehensive income / (loss):
Foreign currency adjustments		(30)	124	(14)	45
Total comprehensive income / (loss) for the period		(48,711)	338,167	(173,528)	194,992
Net profit / (loss) per share – basic	15	(0.22)	1.51	(0.79)	0.87
Net profit / (loss) loss per share - diluted	15	(0.22)	1.50	(0.79)	0.86

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	September 30,
	Note	2023	2024
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill	6.1	28,347	26,239
Property, plant and equipment	6.2	236,782	201,314
Right-of-use assets		41,843	40,137
Other assets		1,702	1,538
Deferred tax assets		1,194	244
Total non-current assets		309,868	269,472
Current assets
Assets held for sale	7	2,419	1,644
Inventories	8	24,801	470
Trade receivables	3.1	14,326	5,764
Contract assets	3.1	2,758	—
Other financial assets	10	2,661	4,055
Prepaid expenses and other assets	9	23,763	15,860
Current tax assets	13	5,201	6,061
Cash and cash equivalents	10	402,452	550,862
Total current assets		478,381	584,715
Total assets		788,249	854,188
Equity and liabilities
Equity	4
Issued capital		26,879	26,921
Capital reserve		2,056,110	2,068,832
Accumulated deficit		(1,565,981)	(1,371,035)
Other comprehensive income		(67)	(22)
Total equity		516,941	724,695
Non-current liabilities
Lease liabilities		36,819	34,897
Contract liabilities	3.1	48,100	243
Total non-current liabilities		84,919	35,140
Current liabilities
Lease liabilities		5,005	5,231
Trade and other payables	11	48,033	13,416
Provisions	12	37,400	13,254
Other liabilities	12	50,717	36,159
Income taxes payable		654	23,909
Contract liabilities	3.1	44,580	2,383
Total current liabilities		186,389	94,352
Total liabilities		271,308	129,492
Total equity and liabilities		788,249	854,188

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the nine months ended September 30, 2024 and 2023

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2023	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253
Net loss	—	—	—	(173,514)	—	(173,514)
Other comprehensive income (loss)	—	—	—	—	(14)	(14)
Total comprehensive income (loss)	—	—	—	(173,514)	(14)	(173,528)
Share-based payments	—	6,273	—	—	—	6,273
Issuance of share capital (net of transaction costs)	3,453	232,387	—	—	—	235,840
Settlement of share-based payment awards	18	(1,072)	1,481	—	—	428
Balance as of September 30, 2023 (unaudited)	26,871	2,054,876	—	(1,479,329)	(153)	602,265

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2024	26,879	2,056,110	—	(1,565,981)	(67)	516,941
Net profit / (loss)	—	—	—	194,947	—	194,947
Other comprehensive income (loss)	—	—	—	—	45	45
Total comprehensive income (loss)	—	—	—	194,947	45	194,992
Share-based payment expense	—	2,807	—	—	—	2,807
Realized tax benefit related to prior year equity transaction costs	—	10,017	—	—	—	10,017
Settlement of share-based payment awards	42	(102)	—	—	—	(60)
Balance as of September 30, 2024 (unaudited)	26,921	2,068,832	—	(1,371,035)	(22)	724,695

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2023	2024

(in thousands of EUR)	(unaudited)
Operating activities
Profit / (Loss) before income tax	(173,481)	229,442
Adjustments to reconcile loss before tax to net cash flows
Finance income	(13,390)	(8,637)
Finance expense	678	636
Depreciation and amortization	17,399	14,505
Impairment of intangible assets and property, plant and equipment	—	39,889
Loss on disposal of fixed assets	895	628
Impairment of inventory	7,655	23,670
Share-based payment expense	6,273	2,807
Changes of provisions	(1,922)	(24,146)

Working capital changes
Decrease / (increase) in assets held for sale	580	775
Decrease / (increase) in trade receivables and contract assets	(1,592)	11,320
Decrease / (increase) in inventory	(6,966)	661
Decrease / (increase) in other assets	19,319	8,761
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	(85,932)	(134,991)
Decrease / (increase) in taxes	(33)	(396)
Income taxes received / (paid)	(2,966)	(2,116)
Interest received	11,300	7,361
Interest paid	(2,102)	(1,757)
Net cash flow provided by / (used in) operating activities	(224,282)	168,413

Investing activities
Purchase of property, plant and equipment	(38,181)	(11,780)
Purchase of intangible assets	(2,610)	(4,094)
Net cash flow (used in) investing activities	(40,791)	(15,874)

Financing activities
Payments on lease obligations	(3,965)	(3,775)
Proceeds from the issuance of Shares (net of transaction costs)	235,840	—
Payment on / proceeds from treasury shares/exercise of options	428	(60)
Net cash flow provided by / (used in) financing activities	232,302	(3,835)
Net increase / (decrease) in cash and cash equivalents	(32,770)	148,704
Effect of changes in exchange rates on cash and cash equivalents	1,118	(293)
Cash and cash equivalents, beginning of period	495,797	402,452
Cash and cash equivalents, end of period	464,145	550,862

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Corporate Information

CureVac N.V. (CureVac or CV or the Company) is the parent company of CureVac Group (Group) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany. Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of appr. 37 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024 and 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on November 8, 2024. Certain prior year amounts have been reclassified for consistency with the current year presentation. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023. The new and amended standards and interpretations applied for the first time as of January 1, 2024, as disclosed in the notes to the consolidated financial statements as of December 31, 2023, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three and nine months ended September 30, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3. Notes to the Consolidated Statements of Operations

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Belgium
GSK	15,935	490,701	28,691	508,323
Switzerland
CRISPR	249	3,202	1,303	12,389
Netherlands
Genmab	298	—	1,197	—
Total	16,483	493,902	31,191	520,711

During the three months ended September 30, 2024, the Company recognized revenues from:

	over-time		at point-in-time
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
i) delivery of research and development services combined with an IP license	6,192	90,589	—	—
ii) research and development services considered distinct within the agreements	2,380	3,165	—	—
iii) delivery of products	—	—	7,911	149
iv) granting of IP licenses	—	—	—	400,000
Total	8,572	93,754	7,911	400,149

During the nine months ended September 30, 2024, the Company recognized revenues from:

	over-time		at point-in-time
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
i) delivery of research and development services combined with an IP license	14,737	107,133	—	—
ii) research and development services considered distinct within the agreements	7,640	7,454	—	—
iii) delivery of products	—	—	8,814	6,124
iv) granting of IP licenses	—	—	—	400,000
Total	22,377	114,588	8,814	406,124

On June 29, 2024, CureVac and Glaxosmithkline Biologicals SA (GSK) entered into a new Licensing Agreement to amend and restate their existing collaboration agreements (CLA1 and CLA2, as amended and restated). The agreement was dependent upon approval of the German Antitrust Authorities which was granted on July 11, 2024, and marks the effective date of the agreement. Under the agreement, CureVac granted GSK a worldwide, non-transferable, royalty-free, sublicensable, exclusive license to use the CureVac licensed intellectual property (IP) for the development and manufacture of the GSK products, as well as a worldwide, royalty-bearing, sublicensable exclusive license to use the CureVac licensed IP for the commercialization of the GSK products.

Since 2020 under the CLA1 and CLA2 agreements, GSK and CureVac have developed mRNA vaccine candidates for infectious diseases including seasonal influenza and COVID-19 and avian influenza. All candidates are based on CureVac's proprietary second-generation mRNA backbone.

Under the terms of the License Agreement, GSK will assume full control of developing and manufacturing candidate vaccines for influenza and COVID-19, including combinations. The new Licensing Agreement replaces all previous financial considerations from the prior collaboration agreements between CureVac and GSK. CureVac further retains exclusive rights to the additional undisclosed and preclinically validated infectious disease targets from the prior collaboration together with the freedom to independently develop and partner mRNA vaccines in any other infectious disease or other indication.

CureVac identified one performance obligation in granting of licenses and one in activities related to the transition and wind down of the GSK program. CureVac received a non-refundable upfront payment of EUR 400,000k, which was received in August 2024, and will receive additional development and regulatory milestone payments of up to EUR 550,000k, commercial milestone payments of up to EUR 500,000k and tiered royalties on product sales.

Since CureVac has no major obligations in respect of the licenses and, especially, no obligation to perform further research and development (R&D) services in connection with the granted licenses, the licenses do not provide access to CureVac’s IP. Instead, the licenses are accounted for as a right to use CureVac’s IP. GSK is able to direct the use of, and obtain substantially all of the benefits from, the license at the time that control of the license is transferred to GSK. Therefore, the upfront payment is fully recognized in the third quarter of 2024 as revenue. Under the previous CLA1 and CLA2 agreements, CureVac recognized revenue over time for the combined performance obligation where CureVac grants its customer a license which is bundled with research and development services relating to the technology.

CureVac and GSK agreed in the License Agreement that all unfulfilled performance obligations from prior CLA1 and CLA2 agreements relating to R&D services combined with an IP license expired, which means that GSK can no longer exercise its contractual rights in respect to R&D services combined with an IP license. All outstanding contract liabilities amounting to EUR 80,382k attributed to expired performance obligations that resulted from non-refundable upfront payments are recognized as revenue upon the Licensing Agreement becoming effective in July 2024.

In the third quarter of 2024, the Company reached a development milestone of EUR 10,000k under the GSK I collaboration. Therefore, revenue for the nine months ending September 30, 2024, also includes recognition of EUR 10,000k of the milestone amount (September 30, 2023: EUR 1,087k).

Of the total revenues recognized in the nine months ended September 30, 2024, EUR 508,323k in revenue was recognized under the agreements with GSK.

The Group has received upfront and milestone payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and
		milestones payments included	milestones payments included
		in contract	in contract
	Upfront and milestone	liabilities at	liabilities at
Customer	payments	December 31, 2023	September 30, 2024
		(EUR k)	(EUR k)
GSK	EUR 635,000k	88,715	—
CRISPR	USD 8,500k (EUR 7,626k)*	1,582	243
Genmab	USD 10,000k (EUR 8,937k)*	2,383	2,383
Total		92,680	2,626
*	Translated at the currency exchange rate prevailing on the transaction date.

	Revenue recognized from
	upfront and milestones payments
	for three months ended		for nine months ended
	September 30,		September 30,
Customer	2023	2024	2023	2024
	(EUR k)	(EUR k)	(EUR k)	(EUR k)
GSK	5,816	490,382	13,313	503,715
CRISPR	77	207	232	3,419
Genmab	298	—	1,192	—
Total	6,192	490,589	14,737	507,133

Contract balances:

	December 31,	September 30,
	2023	2024
	EUR k	EUR k
Trade receivables	14,326	5,764
Contract assets	2,758	—
Contract liabilities	92,680	2,626

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Personnel	(9,178)	(12,609)	(26,737)	(34,029)
Materials	(7,919)	(4,140)	(20,550)	(38,220)
Third-party services	(4,989)	(2,791)	(16,827)	(25,252)
Maintenance and lease	(688)	(946)	(1,802)	(2,679)
Amortization and depreciation	(1,052)	(1,098)	(3,271)	(3,200)
Other	(455)	(347)	(1,582)	(963)
Total	(24,281)	(21,931)	(70,770)	(104,344)

For the nine months ended September 30, 2024, cost of sales increased in comparison to the corresponding period in 2023. This increase was primarily attributable to the increase of a CMO (contract manufacturing organization) provision (refer to Note 12 for further information), write-down of raw materials (refer to Note 8 for further information) and higher personnel expenses due to costs related to the restructuring of the organization of EUR 4,377k (refer to Note 12 for further information).

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Personnel	(782)	(1,388)	(2,812)	(3,165)
Amortization and depreciation	(12)	(2)	(18)	(2)
Other	(145)	(174)	(342)	(354)
Total	(940)	(1,564)	(3,172)	(3,521)

3.4 Research and development expenses

R&D expenses consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Materials	(3,783)	(3,347)	(12,999)	(12,628)
Personnel	(11,765)	(16,087)	(35,335)	(35,490)
Amortization and depreciation	(1,817)	(850)	(5,325)	(5,244)
Impairment	—	—	—	(3,248)
Patents and fees to register/protect a legal right	(2,002)	(23,680)	(4,049)	(33,737)
Third-party services	(5,813)	(3,921)	(17,586)	(12,598)
Maintenance and lease	(1,667)	(1,580)	(5,260)	(4,984)
Other	(399)	(513)	(1,809)	(968)
Total	(27,245)	(49,979)	(82,363)	(108,896)

During the nine months ended September 30, 2024, research and development expenses increased in comparison to the same period of 2023 due to increased expenses related to the IP litigations (refer to Note 12 for further information) and write-off of licenses (refer to Note 6.1 for further information).

The increase in personnel expenses for the three months ended September 30, 2024, is primarily due to costs related to the restructuring of the organization of EUR 4,823k (refer to Note 12 for further information). For the nine months ended September 30, 2024, the increase is offset by the reimbursement from GSK on the development costs incurred by CureVac related to CV2CoV, or GSK II, for the first half of 2024. Since the first EUR 100,000k on development costs of GSK II was achieved in August 2023, CureVac recognized GSK’s reimbursement on GSK II as an offset against research and development expenses until June 2024 (refer to Note 3.1. for further information).

The increase in patent and fees to register / protect a legal right for the three months ended September 30, 2024, is primarily due to the provisions recognized related to pending patent litigations of EUR 15,894k (refer to Note 12 for further information).

As of September 30, 2024, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized.

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Personnel	(6,728)	(5,343)	(22,470)	(16,500)
Maintenance and lease	(297)	(1,862)	(3,212)	(4,166)
Third-party services	(6,507)	(5,471)	(19,380)	(17,778)
Legal and other professional services	(1,336)	(1,759)	(7,410)	(5,559)
Amortization and depreciation	(3,223)	(2,134)	(9,294)	(6,590)
Other	(483)	(102)	(2,341)	(1,129)
Total	(18,574)	(16,672)	(64,106)	(51,723)

During the nine months ended September 30, 2024, general and administrative expenses decreased in comparison to the same period of 2023 due to decreased personnel expenses related to lower share-based payment expenses (refer to Note 5 for further details).

Others include mainly expenses for D&O insurance.

3.6 Other operating income

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Compensation for CMO/Material transfer	89	—	1,891	2,848
Reimbursement Claim	—	1	—	1,359
Sale of equipment	477	968	961	1,415
Grants and other cost reimbursements from government agencies and similar bodies	274	332	514	332
Other	77	336	999	838
Total	917	1,637	4,365	6,792

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of September 30, 2024, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

The number of common shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2023	223,988,675
Share issuances for option exercises and RSU releases between Jan to Mar 2024	317,005
Common shares issued and outstanding at March 31, 2024	224,305,680
Share issuances for option exercises and RSU releases between Apr to Jun 2024	8,333
Common shares issued and outstanding at June 30, 2024	224,314,013
Share issuances for option exercises and RSU releases between Jul to Sep 2024	24,244
Common shares issued and outstanding at September 30, 2024	224,338,257

For the three and nine months ended September 30, 2024, due to the use of tax loss carryforwards for which no deferred tax asset has been capitalized in prior periods, EUR 9,201k and EUR 10,099k, respectively, have been credited in equity (refer to Note 13 for further information).

5. Share-based payments

The Group recognized share-based payment expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Cost of sales	98	148	245	347
Selling and distribution expenses	93	(113)	246	6
Research and development expenses	441	494	1,202	1,153
General and administrative expenses	862	383	4,083	920
Other operating expenses	206	164	497	383
Total	1,701	1,076	6,273	2,807

Expense recognized for the equity-settled programs was as follows:

	Three months ended September 30,		Nine months ended September 30,
Program	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
LTIP Stock Options	391	69	2,728	227
RSU Supervisory Board	206	164	497	383
New VSOP	(26)	—	19	—
Prior VSOP	20	2	(1)	9
LTIP RSUs	1,110	841	3,030	2,188
Total	1,701	1,076	6,273	2,807

On June 1, 2024, the Group granted 25,000 options to the Chief Business Officer, CBO. The grant was made under the terms of the long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V.

For the grant to the CBO, a Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 1.78
Weighted average share price (10-days VWAP before grant date)	EUR 3.50
Exercise price (USD 3.80)	EUR 3.50
Expected volatility (%)	65.0%
Expected life (years)	3.45
Risk-free interest rate (%)	4.56%

On March 31, 2024, the Group awarded 199,910 RSUs to the Supervisory Board members and 1,374,824 RSUs to the Executive Board and various key employees. The fair value is based on the CureVac stock price as of March 31, 2024, which amounts to USD 3.03 (EUR 2.80).

Exercise of options

Under the New VSOP plan, no options were exercised within the three and nine months ended September 30, 2024.

On the third anniversary after IPO i.e., on August 14, 2023, a fourth 10% portion of the (vested) virtual shares became exercisable because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 786,746 virtual shares by March 22, 2024, and CureVac received 786,746 shares from the old shareholders on that day. On March 26, 2024, CureVac transferred 786,746 shares to the exercising beneficiaries.

On the fourth anniversary after IPO i.e., on August 14, 2024, a fifth 10% portion of the (vested) virtual shares became exercisable because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 790,185 virtual shares by September 20, 2024, and CureVac received 790,185 shares from the old shareholders on that day. On September 25, 2024, CureVac transferred 790,185 shares to the exercising beneficiaries.

6. Fixed Assets

6.1 Intangible assets

During the nine months ended September 30, 2024, the Group acquired intangible assets of EUR 4,094k (nine months ended September 30, 2023: EUR 2,610k). Acquired intangibles mainly related to licenses, software and prepayments made to acquire those.

As the Company decided to stop an early-stage R&D program due to strategic reasons, related license agreements with a collaboration partner were terminated and already capitalized licenses with a remaining book value of EUR 3,248k were impaired, as no future use is anticipated. The expense recognized related to the impairment is included in research and development expenses.

6.2 Property, plant and equipment

During the nine months ended September 30, 2024, the decrease in property, plant and equipment was attributable to the impairment of a production line.

CureVac’s GMP IV facility was initially planned and constructed for commercial (large scale) production. Following the effectiveness of the new Licensing Agreement with GSK in July 2024, management embarked on a significant strategic restructuring to focus its resources on high-value mRNA projects in oncology and other select areas of substantial unmet medical need.

As a result of the strategic restructuring, one production line within the GMP IV facility will not be developed further and therefore will have no future use. Therefore this production line will not generate cash inflow in the future, resulting in a full impairment of the production line in the amount of EUR 36,641k. The expense recognized related to the impairment is included in other operating expenses. The remaining carrying amount of the GMP IV facility, as of September 30, 2024, presented within construction in progress, amounts to EUR 139,369k.

The decrease is offset by the purchase of technical equipment and machines and other equipment of EUR 3,189k (September 30, 2023: EUR 7,690k) as well as additional amounts recognized as construction in progress of EUR 5,858k (September 30, 2023: EUR 32,918k) primarily related to the Company-owned GMP IV facility with the amount of EUR 5,379k.

7. Assets held for sale

In 2022, Management decided to dispose of certain equipment which had been procured for CMO activities (CMO Equipment) but that was no longer planned to be used by the Company. An external service-provider was appointed on June 14, 2022, to organize the sale of the CMO Equipment. The CMO-Equipment identified for sale had a gross book value of EUR 9,130k, as of December 31, 2023, and was written down by EUR 6,711k (with the corresponding expense recognized in cost of sales) to EUR 2,419k, the fair value less anticipated costs to sell. Criteria for the determination of the fair value were defined based on certain sales scenarios considering different sales campaigns. The Company is actively working on selling the remaining equipment and as of September 30, 2024, assets held for sale with a net book value of EUR 775k were sold through an external service provider.

8. Inventories

The inventories include only raw materials and supplies amounting to EUR 470k (December 31, 2023: EUR 24,801k), which are recoverable under the Company’s agreements with its collaboration partner. During the nine months ended September 30, 2024, the decrease in inventory of EUR 24,331k is primarily due to write-down of raw material which would have been recoverable under the previous GSK collaboration (refer to Note 3 for further information). The expense recognized related to the write-down is included in cost of sales.

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of September 30, 2024 amounted to EUR 15,860k (December 31, 2023: 23,763k) and include prepayments for future service agreements and material in the amount of EUR 234k (December 31, 2023: EUR 1,075k), deferred charges of EUR 6,653k (December 31, 2023: EUR 5,463k) and other receivables of EUR 4,570k (December 31, 2023: EUR 4,344k). As of September 30, 2024, also included are VAT refund claims in the amount of EUR 4,404k (December 31, 2023: EUR 12,881k).

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. Cash and cash equivalents compromise cash at banks and term deposits.

Cash and cash equivalents compromise cash at banks and term deposits. There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the nine months ended September 30, 2024 and 2023.

11. Trade and other payables

Trade and other payables are all due within one year amounting to EUR 13,416k (December 31, 2023: EUR 48,033k). During the nine months ended September 30, 2024, the decrease of EUR 34,617k in trade and other payables was primarily attributable to payments to raw material suppliers for invoices received before December 31, 2023.

12. Other liabilities and provisions

During the nine months ended September 30, 2024, the decrease of EUR 38,703k in other liabilities and provisions was primarily due to the usage and reversal of provisions related to CMO arbitrations and lower accruals for outstanding invoices, partially offset by new provisions and accruals for IP litigations and for the ongoing restructuring of the organization.

In May 2024, the Company received the second ruling of its three CMO arbitrations. In 2022, Celonic Deutschland GmbH & Co. KG (Celonic) initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against the Company, following the termination of the agreement by CureVac after the withdrawal of the EMA dossier of CVnCoV, the Company's first-generation SARS COV-2 vaccine candidate. The Company defended against Celonic’s claims in written submission and the oral hearings. In the final award, the arbitration tribunal awarded 65% of Celonic’s claims. As the award was higher than the provision, expense of EUR 17,098k was recognized in cost of sales. As of September 30, 2024, the awarded amount was paid to Celonic.

In July 2024, the Company received the last ruling of its three CMO arbitrations. In 2022, Wacker Biotech B.V. (Wacker) initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against the Company, following the termination of the agreement by CureVac after the withdrawal of the EMA dossier of CVnCoV, the Company's first-generation SARS COV - 2 vaccine candidate. The Company defended against Wacker's claims in written submission and the oral hearings. In the final award, the arbitration tribunal awarded 30% of Wacker's claims. As the award was lower than the provision, an amount of EUR 2,091k was reversed in cost of sales. As of September 30, 2024, the awarded amount was paid to Wacker.

CureVac is involved in multi-jurisdictional patent litigations. In October 2024, the High Court of Justice in London, UK issued an order revoking the UK destination of two patents. In September 2024, provisions and accruals of EUR 15,894k were recorded to cover potential costs for the pending litigations. The related expense of EUR 15,894k for the three and nine months ended September 30, 2024, was recorded in research and development expenses.

In July 2024, CureVac announced a significant strategic restructuring to focus its resources on high-value mRNA projects in oncology and other select areas of substantial unmet medical need. The restructuring includes a workforce reduction of approximately 30% to create a leaner, more agile organization re-focused on technology innovation, research and development. The Company recorded restructuring accruals mainly for severance payments of EUR 9,861k as of September 30, 2024. The related expense of EUR 9,861k for the three and nine months ended September 30, 2024, was recorded in the functional cost category of the employees affected.

13. Income tax

The increase of tax expenses for the three months ended September 30, 2024 to EUR 32,529k was primarily attributable to the current tax expense of CureVac N.V., CureVac S.E. and CureVac Corporate Services GmbH. For the three and nine months ended

September 30, 2024, due to the use of tax loss carryforwards for which no deferred tax asset has been capitalized in prior periods, EUR 9,201k and EUR 10,099k, respectively, have been credited in equity. The credit in equity results from the current tax reduction due to the use of tax loss carryforwards, which itself originated from expenses for share-based payments and transaction costs previously recorded in equity.

Income taxes for the nine months ended September 30, 2024, were calculated based on estimated annual effective income tax rates on ordinary income before tax adjusted by the tax effect of any discrete items. For the nine months ended September 30, 2024, the plan tax rate for CureVac N.V. was approximately 9%, for CureVac SE appr. 12% and CureVac Corporate Service GmbH appr. 39% applicable on taxable income. The effective tax rate considers the usage of loss carryforwards from prior years and management's assessment of the requirements in IAS 12, which lowers the effective tax rate of the Group.

14. Disclosure of financial instruments and management of financial risks

As the Group requires significant liquid funds available for the financing of its research and development activities, during the nine months ended September 30, 2024, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to avoid cluster risks.

Refer to note 15 to the consolidated financial statements as of December 31, 2023, for additional information on the Group’s risk management activities. As of September 30, 2024, the Group held cash and cash equivalents of USD 25,204k and CHF 142k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars using these US dollar funds.

15. Earnings per share

Basic earnings per share is calculated by dividing the Company’s consolidated net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using CureVac’s weighted-average number of outstanding common shares including the dilutive effect of share-based awards as determined under the treasury stock method. The average market price is computed using the closing daily market prices for the period during which the options were outstanding. During the periods in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive.

The following table shows the computation of weighted-average number of common shares (diluted):

	Three months ended September 30,		Nine months ended September 30,
	2023	2024	2023	2024
Weighted-average number of common shares outstanding (basic)	223,914,164	224,326,353	219,781,884	224,310,426
Effect of dilutive share-based awards	—	893,628	—	1,070,275
Weighted-average number of common shares (diluted)	223,914,164	225,219,981	219,781,884	225,380,701

Share options and RSUs of 1,821,871 were excluded from the computation of diluted weighted average number of shares for the three and nine months ended September 30, 2023, because their effect would have been antidilutive.

16. Related party disclosures

Parent and ultimate controlling party

Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of approximately 37% during the last twelve months. dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

Entities controlled by Dievini Hopp BioTech holding GmbH & Co. KG had no significant impact on our unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2024, compared to the details disclosed in Note 16 to our unaudited interim condensed consolidated financial statements as of and for the quarter ended June 30, 2024 as well as in Note 19 to our audited consolidated financial statements included in our Annual Report on Form 20 - F as of and for the year ended December 31, 2023.

Key management personnel transactions

Antony Blanc

As Antony Blanc has left the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. Under this agreement CureVac incurred cost of EUR 107k for Clarentis SRL entity in 2023. During the nine months ended September 30, 2024, CureVac paid EUR 101k under this agreement.

17. Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company identified no subsequent event that requires disclosure in the financial statements.